UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:   ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐   Yes     ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated May 30, 2012 relating to the completion of telecom group agreement; resignation and appointment of directors; change in composition of board committees and important executive functions; resignation and appointment of company secretary; change of registered address; special dividend and closure of register of members.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Wai Kay, Ricky
Name: Wong Wai Kay, Ricky Title: Executive Director and Chairman

Dated: May 30, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

(1) COMPLETION OF TELECOM GROUP AGREEMENT;

(2) RESIGNATION AND APPOINTMENT OF DIRECTORS,

CHANGE IN COMPOSITION OF BOARD COMMITTEES AND

IMPORTANT EXECUTIVE FUNCTIONS;

(3) RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY;

(4) CHANGE OF REGISTERED ADDRESS;

(5) SPECIAL DIVIDEND AND CLOSURE OF

REGISTER OF MEMBERS

(1)	COMPLETION OF THE TELECOM GROUP AGREEMENT

The Board is pleased to announce that the condition precedent set out in the Telecom Group Agreement has been fulfilled and the Completion occurred on 30 May 2012 in accordance with the terms of the Telecom Group Agreement.

(2)	RESIGNATION AND APPOINTMENT OF DIRECTORS, CHANGE IN COMPOSITION OF BOARD COMMITTEES AND IMPORTANT EXECUTIVE FUNCTIONS

Upon the Completion, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque resigned as executive Directors of the Company and ceased to be members of the Executive Committee of the Company with effect from 30 May 2012. Furthermore, Mr. Yeung Chu Kwong, William resigned as the Chief Executive Officer of the Company and Mr. Lai Ni Quiaque resigned as the Chief Financial Officer of the Company with effect from 30 May 2012. Mr. Lai Ni Quiaque also ceased to be a member of the Remuneration Committee of the Company on the same day.

The Board is also pleased to announce that Ms. To Wai Bing has been appointed as an executive Director and the Chief Executive Officer of the Company, and Ms. Wong Nga Lai, Alice has been appointed as an executive Director and the Chief Financial Officer of the Company with effect from 30 May 2012.

(3)	RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY

Mr. Lai Ni Quiaque resigned as the Company Secretary of the Company with effect from 30 May 2012 and Ms. Wong Nga Lai, Alice has been appointed as the Company Secretary of the Company with effect from 30 May 2012.

(4)	CHANGE OF REGISTERED ADDRESS

With effect from 30 May 2012, the registered address of the Company has been changed to 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong. The Company’s telephone and fax numbers remain unchanged.

(5)	SPECIAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce that the Special Dividend will be paid on or before Friday, 29 June 2012 to those shareholders whose names appear on the register of members of the Company on Wednesday, 20 June 2012. In order to ascertain the entitlement of the shareholders of the Company to the Special Dividend, the register of members of the Company will be closed from Monday, 18 June 2012 to Wednesday, 20 June 2012, both days inclusive, during which period no transfer of Shares shall be effected. In order to qualify for the Special Dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 15 June 2012.

1.	COMPLETION OF THE TELECOM GROUP AGREEMENT

Reference is made to the announcement of City Telecom (H.K.) Limited (the “Company”) dated 11 April 2012 and the circular of the Company dated 2 May 2012 (the “Circular”) in relation to, among other things, the Disposal and the Reorganisation in contemplation of the Disposal. Capitalised terms used in this announcement shall have the same meanings as defined in the Circular unless otherwise stated.

The board of directors of the Company (“Board”) is pleased to announce that the condition precedent set out in the Telecom Group Agreement has been fulfilled and the Completion occurred on 30 May 2012 in accordance with the terms of the Telecom Group Agreement. The final Telecom Group Consideration (after adjustment for the amount of cash, debt and working capital as at 31 March 2012) and the Guangzhou Consideration amounted to HK$4,873,600,000.

Upon the Completion, the Company ceased to have any interest in the Telecom Group, and each of the Telecom Companies ceased to be subsidiaries of the Company.

2.	RESIGNATION AND APPOINTMENT OF DIRECTORS, CHANGE IN COMPOSITION OF BOARD COMMITTEES AND IMPORTANT EXECUTIVE FUNCTIONS

As disclosed in the Circular, together with other senior management of the Telecom Group, Mr. Yeung Chu Kwong, William (“Mr. Yeung”) and Mr. Lai Ni Quiaque (“Mr. Lai”) will remain as management of the Disposal Group and become shareholders of the Purchaser to assist the Purchaser to oversee the running of the Disposal Group following the Completion. Accordingly, Mr. Yeung and Mr. Lai resigned as executive Directors of the Company and ceased to be members of the Executive Committee of the Company with effect from 30 May 2012. Furthermore, Mr. Yeung resigned as the Chief Executive Officer of the Company and Mr. Lai resigned as the Chief Financial Officer of the Company with effect from 30 May 2012. Mr. Lai Ni Quiaque also ceased to be a member of the Remuneration Committee of the Company on the same day.

Each of Mr. Yeung and Mr. Lai has confirmed that he has no disagreement with the members of the Board and there is no matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

The Board is also pleased to announce that Ms. To Wai Bing (“Ms. To”) has been appointed as an executive Director and the Chief Executive Officer of the Company, and Ms. Wong Nga Lai, Alice (“Ms. Wong”), has been appointed as an executive Director and the Chief Financial Officer of the Company with effect from 30 May 2012. Details of Ms. To and Ms. Wong which are required to be disclosed under the Listing Rules are set out below.

Ms. To Wai Bing, aged 50, is the Managing Director of Business Development of the Group, Chief Operating Officer of Hong Kong Media Production Company Limited and Chief Executive Officer of Leader Artiste Management Company Limited. Ms. To is responsible for overseeing the multimedia business of the Group.

Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

As at the date of this announcement, Ms. To has a personal interest in 95,239 Shares. Save as disclosed above, Ms. To does not have, and is not deemed to have, any interests in any Shares or underlying shares within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. To has entered into a service contract with the Company on 30 May 2012 and is entitled to a basic monthly salary of HK$188,000 and an annual bonus. She has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The remuneration package of Ms. To is determined by the Remuneration Committee of the Company with reference to her responsibilities, time commitment and prevailing market conditions.

Ms. To does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Ms. To did not hold any directorship in other listed companies in the last three years. Save as disclosed above, there are no other matters concerning Ms. To that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

Ms. Wong Nga Lai, Alice, aged 37, is the Financial Controller of the Group and has over 14 years of experience in financial management and accounting. She is mainly responsible for the Group’s overall finance functions, procurement function as well as investor engagement. Ms. Wong was a key member of the team that was responsible for the major financing transactions of the Group, including the issuance of US$125 million 10-year senior notes in January 2005, the US$50 million US NASDAQ placement in April 2010, and also the most recent very substantial disposal transaction announced in April 2012.

Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong for about 5 years, primarily focusing on the technology, info-communications and entertainment sectors.

As at the date of this announcement, Ms. Wong has a personal interest in share options to subscribe for 50,000 Shares. Save as disclosed above, Ms. Wong does not have, and is not deemed to have, any interests in any Shares or underlying shares within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Wong has entered into a service contract with the Company on 30 May 2012 and is entitled to a basic monthly salary of HK$188,000 and an annual bonus. She has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. The remuneration package of Ms. Wong is determined by the Remuneration Committee of the Company with reference to her responsibilities, time commitment and prevailing market conditions.

Ms. Wong does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Ms. Wong did not hold any directorship in other listed companies in the last three years. Save as disclosed above, there are no other matters concerning Ms. Wong that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

3.	RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY

The Board further announces that Mr. Lai resigned as the Company Secretary of the Company with effect from 30 May 2012. Mr. Lai has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of shareholders of the Company or the Stock Exchange.

Following Mr. Lai’s resignation, the Board is pleased to announce that Ms. Wong has been appointed as the Company Secretary of the Company with effect from 30 May 2012. Ms. Wong’s biographical details are set out above.

4.	CHANGE OF REGISTERED ADDRESS

The Board further announces that, with effect from 30 May 2012, the registered address of the Company has been changed to 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong. The Company’s telephone and fax numbers remain unchanged.

5.	SPECIAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

As disclosed in the Circular, the Board decided to declare a special dividend of HK$2,022.54 million (representing HK$2.50 per Share, taking into account expected exercise of all outstanding employee share options), to be paid to the shareholders of the Company subject to the receipt of the sale proceeds upon Completion (the “Special Dividend”).

The Board is pleased to announce that the Special Dividend will be paid on or before Friday, 29 June 2012 to those shareholders whose names appear on the register of members of the Company on Wednesday, 20 June 2012. In order to ascertain the entitlement of the shareholders of the Company to the Special Dividend, the register of members of the Company will be closed from Monday, 18 June 2012 to Wednesday, 20 June 2012, both days inclusive, during which period no transfer of Shares shall be effected. In order to qualify for the Special Dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 15 June 2012.

By Order of the Board
City Telecom (H.K.) Limited Wong Wai Kay, Ricky
Chairman

Hong Kong, 30 May 2012

As at the date of this announcement, the executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer), the non-executive Director is Dr. Cheng Mo Chi, Moses and the independent non-executive Directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu.